FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2011

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Chief Financial Officer,
                                            Deputy President and
                                            Representative Director



April 27, 2011


--------------------------------------------------------------------------------

RICOH                                                          April 27, 2011

                                 FLASH REPORT

                           Year ended March 31, 2011
         (Results for the Period from April 1, 2010 to March 31, 2011)
                       Three months ended March 31, 2011
        (Results for the Period from January 1, 2011 to March 31, 2011)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1)  Year ended March 31, 2010, 2011 and Year ending March 31, 2012 (Forecast)

                                                                                                              (Billions of yen)
-------------------------------------------------------------------------------------------------------  ----------------------
                                                                   Year ended     Year ended              Year ending
                                                                 March 31, 2010 March 31, 2011           March 31, 2012
                                                                   (Results)      (Results)    Change      (Forecast)   Change
-------------------------------------------------------------------------------------------------------  ----------------------

   Domestic sales                                                      876.5          875.8      -0.1%        900.0       2.8%
   Overseas sales                                                    1,139.7        1,066.1      -6.5%      1,190.0      11.6%
Net sales                                                            2,016.3        1,942.0      -3.7%      2,090.0       7.6%
Gross profit                                                           822.3          790.0      -3.9%        853.0       8.0%
Operating income                                                        65.9           60.1      -8.8%         70.0      16.3%
Income before income taxes                                              57.5           45.4     -21.1%         63.0      38.8%
Net income attributable to Ricoh Company, Ltd.                          27.8           19.6     -29.5%         29.0      47.6%
-------------------------------------------------------------------------------------------------------  ----------------------
Exchange rate (Yen/US$)                                                92.91          85.77      -7.14        85.00      -0.77
Exchange rate (Yen/EURO)                                              131.21         113.28     -17.93       120.00       6.72
-------------------------------------------------------------------------------------------------------  ----------------------
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                                   38.41          27.08     -11.33        39.97      12.89
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                                 37.36          26.53     -10.83        39.93      13.40
-------------------------------------------------------------------------------------------------------  ----------------------
Return on equity attributable to Ricoh Company, Ltd. (%)                 2.9            2.1       -0.8           --         --
Income before income taxes on total assets (%)                           2.3            2.0       -0.3           --         --
Operating income on net sales (%)                                        3.3            3.1       -0.2          3.3        0.2
-------------------------------------------------------------------------------------------------------  ----------------------
Total assets                                                         2,383.9        2,262.3     -121.5           --         --
Ricoh Company, Ltd. shareholders' equity                               973.3          929.8      -43.4           --         --
Interest-bearing debt                                                  684.4          630.4      -54.0           --         --
-------------------------------------------------------------------------------------------------------  ----------------------
Ricoh Company, Ltd. shareholders' equity ratio (%)                      40.8           41.1        0.3           --         --
-------------------------------------------------------------------------------------------------------  ----------------------
Ricoh Company, Ltd. shareholders' equity per share (yen)            1,341.45       1,281.70     -59.75           --         --
-------------------------------------------------------------------------------------------------------  ----------------------
Cash flows from operating activities                                   190.7          130.0      -60.6           --         --
Cash flows from investing activities                                   -89.5          -92.0       -2.4           --         --
Cash flows from financing activities                                  -113.3          -92.1       21.2           --         --
Cash and cash equivalents at end of period                             242.1          179.1      -62.9           --         --
-------------------------------------------------------------------------------------------------------  ----------------------
Capital expenditures                                                    66.9           66.9         --         67.0        0.0
Depreciation for tangible fixed assets                                  70.3           67.2       -3.0         67.0       -0.2
R&D expenditures                                                       109.8          110.8        0.9        120.0        9.1
-------------------------------------------------------------------------------------------------------  ----------------------
Number of employees (Japan) (thousand people)                           41.1           40.1       -1.0           --         --
Number of employees (Overseas) (thousand people)                        67.4           68.9        1.5           --         --
-------------------------------------------------------------------------------------------------------  ----------------------

                               RICOH COMPANY, LTD.

* Ricoh bases the forecast estimates for March 31, 2012 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2)  Three months ended March 31, 2010 and 2011

                                                                                                               (Billions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     Three months ended Three months ended
                                                                                       March 31, 2010     March 31, 2011   Change
---------------------------------------------------------------------------------------------------------------------------------
   Domestic sales                                                                           250.0              226.4        -9.4%
   Overseas sales                                                                           291.5              276.5        -5.2%
Net sales                                                                                   541.6              502.9        -7.1%
Gross profit                                                                                213.9              190.5       -10.9%
Operating income                                                                             28.2                6.2       -78.0%
Income before income taxes                                                                   26.7                4.0       -84.8%
Net income attributable to Ricoh Company, Ltd.                                               13.4               -0.6          --
---------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                                                     90.76              82.32        -8.44
Exchange rate (Yen/EURO)                                                                   125.64             112.51       -13.13
---------------------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd. shareholders per share-basic (yen)           18.54              -0.95       -19.49
Net income attributable to Ricoh Company, Ltd. shareholders per share-diluted (yen)         18.04              -0.95       -18.99
---------------------------------------------------------------------------------------------------------------------------------
Return on equity attributable to Ricoh Company, Ltd. (%)                                      1.4               -0.1         -1.5
Income before income taxes on total assets (%)                                                1.1                0.2         -0.9
Operating income on net sales (%)                                                             5.2                1.2         -4.0
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                                                         18.6               18.3         -0.3
Depreciation for tangible fixed assets                                                       18.4               17.0         -1.3
R&D expenditures                                                                             27.9               29.5          1.5
---------------------------------------------------------------------------------------------------------------------------------

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH REPORT (CONSOLIDATED RESULTS FOR THE YEAR ENDED MARCH 31, 2011)

1.   RESULTS FOR THE PERIOD FROM APRIL 1, 2010 TO MARCH 31, 2011

(1)  Operating Results

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                    Year ended     Year ended
                                                  March 31, 2010 March 31, 2011
-------------------------------------------------------------------------------
Net sales                                           2,016,337      1,942,013
   (% change from the previous corresponding
     period)                                             -3.6           -3.7
Operating income                                       65,997         60,196
   (% change from the previous corresponding
     period)                                            -11.5           -8.8
Income before income taxes                             57,524         45,400
   (% change from the previous corresponding
     period)                                             85.9          -21.1
Net income attributable to Ricoh Company, Ltd.         27,873         19,650
   (% change from the previous corresponding
     period)                                            326.8          -29.5
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                    38.41          27.08
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                  37.36          26.53
-------------------------------------------------------------------------------
Return on equity attributable to Ricoh Company,
  Ltd.(%)                                                 2.9            2.1
Income before income taxes on total assets (%)            2.3            2.0
Operating income on net sales (%)                         3.3            3.1
-------------------------------------------------------------------------------

Notes:

i. Comprehensive loss: Yen 15,660 million (-%) (Yen 23,003 million (-%) in income in previous fiscal year)

ii. Equity in loss of affiliates: Yen 22 million (Yen 6 million in earnings in previous fiscal year)

(2)  Financial Position

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                  March 31, 2010 March 31, 2011
-------------------------------------------------------------------------------
Total assets                                        2,383,943      2,262,396
Total equity                                        1,023,874        982,764
Ricoh Company, Ltd. shareholders' equity              973,341        929,877
Ricoh Company, Ltd. shareholders' equity
  ratio (%)                                              40.8           41.1
Ricoh Company, Ltd. shareholders' equity
  per share (yen)                                    1,341.45       1,281.70
-------------------------------------------------------------------------------

(3)  Cash Flows

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                    Year ended     Year ended
                                                  March 31, 2010 March 31, 2011
-------------------------------------------------------------------------------
Cash flows from operating activities                  190,703           130,050
Cash flows from investing activities                  -89,570           -92,008
Cash flows from financing activities                 -113,378           -92,108
Cash and cash equivalents at end of period            242,165           179,169
-------------------------------------------------------------------------------

2.   DIVIDEND INFORMATION

                                                                        (Millions of yen)
------------------------------------------------------------------------------------------
                                                Year ended     Year ended    Year ending
                                              March 31, 2010 March 31, 2011 March 31, 2012
------------------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)       33.00          33.00         33.00
  Half year (yen)                                  16.50          16.50         16.50
  Year-end (yen)                                   16.50          16.50         16.50
Total annual dividends (millions of yen)          23,945         23,943            --
Payout Ratio (%)                                    85.9          121.9          82.6
Dividends on shareholders' equity (%)                2.3            2.5            --
------------------------------------------------------------------------------------------

3.   FORECAST OF OPERATING RESULTS FROM APRIL 1, 2011 TO MARCH 31, 2012

                                                              (Millions of yen)
-------------------------------------------------------------------------------
                                                                  Year ending
                                                                 March 31, 2012
-------------------------------------------------------------------------------
Net sales                                                          2,090,000
Operating income                                                      70,000
Income before income taxes                                            63,000
Net income attributable to Ricoh Company, Ltd.                        29,000
Net income attributable to Ricoh Company, Ltd. shareholders
 per share (yen)                                                       39.97
-------------------------------------------------------------------------------

4.   OTHERS

(1)  Changes in significant subsidiaries: No

(2)  Change in accounting method has been made.

(3)  Number of common stock outstanding (including treasury stock):

As of March 31, 2011   744,912,078 shares    As of March 31, 2010   744,912,078 shares

(4)  Number of treasury stock:

As of March 31, 2011   19,409,410 shares     As of March 31, 2010   19,320,723 shares

(5)  Average number of common stock:

As of March 31, 2011   725,554,477 shares    As of March 31, 2010    725,613,259 shares

1.   PERFORMANCE

(1)  OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for fiscal year 2010 (April 1, 2010 to March 31, 2011) decreased by 3.7% from the previous corresponding period, to Yen 1,942.0 billion. During this period, the average yen exchange rates were Yen
85.77 against the U.S. dollar (up Yen 7.14) and Yen 113.28 against the euro (up Yen 17.93). Sales would have increased by 1.9% excluding the effects of foreign currency exchange fluctuations.

The Japanese economy had shown some moderate recovery from the second half of the previous year. However, market conditions remained unpredictable due to the sharp appreciation of the Yen against the U.S. dollar and the Euro as well as the stock market decline. As a result of the Great East Japan Earthquake on March 11, 2011, Ricoh suffered damage to its equipment, manufacturing, sales, services and R&D sites in the affected areas. While Ricoh established a taskforce for emergency disaster control shortly after the quake took place and was working hard to assure full recovery, the sales and shipments of products were delayed widely in Japan due to the shattered transport systems and the shortage of gasoline.
Consequently, overall sales in Japan decreased by 0.1% from the previous corresponding period.

As for the overseas economy, in the Americas, despite the recovery in individual consumption and capital investment, market conditions remained unpredictable. Similarly in Europe, even though the economy had shown recovery trend partially due to the increase of European export to other regions derived from the depreciation of the Euro, it remained uncertain due to the widening intra-regional economic disparities derived from the financial crisis and employment insecurity in some countries. In Africa and the Middle East, some countries were politically-unstable due mainly to the movement for democratization. Emerging markets such as China and India, on the other hand, achieved strong growth. Ricoh continued to face the severe business environment in Europe due to the appreciation of the Yen.

As for overseas sales, although sales in the Americas, due to the appreciation of the Yen against the U.S. dollar, decreased by 6.4% (+1.5%, excluding foreign currency exchange fluctuation) and sales in Europe, due to the sharp appreciation of the Yen against the Euro, decreased by 9.7% (+4.2%, excluding foreign currency exchange fluctuation), sales in Other, comprised of China, South East Asia and Oceania, increased by 5.5% (+9.8%, excluding foreign currency exchange fluctuation) from the previous corresponding period.

As a result, sales in the overseas market decreased by 6.5% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 3.5% as compared to the previous corresponding period.

Gross profit, despite the increased sales of value-added high-margin products in addition to ongoing cost reduction, decreased by 3.9% as compared to the previous corresponding period, to Yen 790.0 billion due mainly to the appreciation of the Yen.

Group-wide cost reduction efforts contributed largely to a decline in selling, general and administrative expenses. Consequently, selling, general and administrative expenses decreased by 3.5% as compared to the previous corresponding period, to Yen 729.8 billion.

As a result, operating income decreased by 8.8% as compared to the previous corresponding period, to Yen 60.1 billion.

For other (income) expenses, foreign exchange loss increased as compared to the previous corresponding period. Income before income taxes decreased by 21.1% as compared to the previous corresponding period, to Yen 45.4 billion.

As a result, net income attributable to Ricoh Company, Ltd. decreased by 29.5% as compared to the previous corresponding period, to Yen 19.6 billion.

For Assets, cash and time deposits decreased from the end of the previous fiscal year due to the interest-bearing debt reduction. The yen equivalent of foreign-currency-denominated assets decreased due to appreciation of the Yen from the previous fiscal year. As a result, total assets decreased by Yen 121.5 billion, to Yen 2,262.3 billion.

For Liabilities, decrease in the interest-bearing debt mainly in foreign countries and redemption of bonds resulted in a decrease in total liabilities of Yen 80.4 billion from the end of the previous fiscal year, to Yen 1,279.6 billion.

For Total Equity, the change in retained earnings resulted from payment for dividends and net income attributable to Ricoh Company, Ltd. Accumulated other comprehensive loss increased due mainly to the fluctuation of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, Total Equity decreased by Yen 41.1 billion from the end of the previous fiscal year, to Yen 982.7 billion.

A year-end cash dividend of Yen 16.50 per share is proposed. Combined with the interim dividend of Yen 16.50 per share, the total dividend for the fiscal year ended March 31, 2011 will be Yen 33.00 per share.

*Consolidated Sales by Product Line

Imaging & Solutions (Sales down 4.3% to Yen 1,713.3 billion)
------------------------------------------------------------

Sales in the Imaging & Solutions segment which consists of Imaging Solutions and Network System Solutions decreased by 4.3% from the previous corresponding period, to Yen 1,713.3 billion.

     Imaging Solutions (Sales down 5.7% to Yen 1,429.8 billion)
     ----------------------------------------------------------

     Sales in this category decreased by 5.7% as compared to the previous corresponding period, to Yen 1,429.8 billion. The sales would have increased by 0.8% excluding the effects of foreign currency fluctuations.

     As for sales of MFPs, while the sales of color products remained steady, the sales of monochrome products decreased as compared to the previous corresponding period. As for sales of production printing products, the sales of color products increased as well.

     Network System Solutions (Sales up 3.4% to Yen 283.4 billion)
     -------------------------------------------------------------

     Sales in this category increased by 3.4% as compared to the previous corresponding period, to Yen 283.4 billion due mainly to expanding MDS (Managed Document Services) and IT service around the world.

Industrial Products (Sales up 5.1% to Yen 106.8 billion)
--------------------------------------------------------

Sales in the Industrial Products segment increased by 5.1% as compared to the previous corresponding period, to Yen 106.8 billion. Sales of semiconductor devices, optical equipment and electronic components increased as compared to the previous corresponding period.

Other (Sales down 2.0% to Yen 121.8 billion)
--------------------------------------------

Sales in the Other segment decreased by 2.0% as compared to the previous corresponding period, to Yen 121.8 billion due to the decline in the sales of digital cameras in the overseas market.

     [Graph 1] Consolidated sales by product line
     The graphs are omitted. The data in the omitted graphs can be shown at the schedule 1 in APPENDIX B.

*Consolidated Sales by Geographic Area

Japan (Sales down 0.1% to Yen 875.8 billion)
--------------------------------------------

The Japanese economy had shown some moderate recovery from the second half of the previous year. However, unpredictable situation remained because of the sharp appreciation of the Yen against the U.S. dollar and the Euro as well as decline of the stock market. The capital investments have been reduced due to sluggish sales performance and appreciation of the yen, and personal consumption remain weak. The business environment surrounding Ricoh continued to be severe.

In the Imaging & Solutions segment, the marketing group of Ricoh Company, Ltd. and the seven domestic sales companies are integrated and reorganized into Ricoh Japan Corporation. By the integration and reorganization, Ricoh sought to improve its ability to improve management efficiency by building a sales structure that will enable the Ricoh Group companies to make prompt decisions in response to the diversifying needs of its customers. Sales in the Imaging & Solutions segment decreased by 1.4% from the previous corresponding period, to Yen 692.1 billion.

Sales in the Industrial Products segment increased by 16.5% as compared to the previous corresponding period, to Yen 65.4 billion. Sales of semiconductor devices, optical equipment and electronic components increased as compared to the previous corresponding period.

Sales in the Other segment decreased mainly due to sluggish sales of digital cameras.

Overall sales in Japan decreased by 0.1% from the previous corresponding period, to Yen 875.8 billion.

The Americas  (Sales down 6.4% to Yen 521.9 billion)
----------------------------------------------------

In the Americas, unpredictable situation remained despite the recovery in individual consumption and capital investment in America, but due to the strengthened sales structure and expansion of sales channel through the acquisition of IKON in fiscal year 2008, sales in the Imaging & Solutions segment, which was main segment, increased from the previous fiscal year on a local currency basis. However, due to the abrupt appreciation of the Yen against the U.S. dollar, the sales decreased on a yen basis.

As a result, overall sales in the Americas decreased by 6.4% from the previous corresponding period, to Yen 521.9 billion. The sales in this area would have increased by 1.5% excluding the effects of foreign currency fluctuations.

Europe  (Sales down 9.7% to Yen 413.9 billion)
----------------------------------------------

In Europe, although the economy had shown recovery trend partially due to the increase of European export to other regions derived from the depreciation of the Euro, it remained uncertain due to the widening intra-regional economic disparities derived from the financial crisis and employment insecurity in some countries. In addition, the sharp depreciation of the Euro developed.

As a result, under such severe conditions surrounding Ricoh, overall sales in Europe decreased by 9.7% from the previous corresponding period, to Yen 413.9 billion. The sales in this area would have increased by 4.2% excluding the effects of foreign currency fluctuations.

Other  (Sales up 5.5% to Yen 130.2 billion)
-------------------------------------------

The Other segment includes China, South East Asia and Oceania. The emerging markets including China and India achieved strong growth. Ricoh strengthened sales force mainly in the emerging markets. Consequently, despite the appreciation of the yen, sales in the Imaging & Solutions segment increased from the previous corresponding period.

As a result, overall sales in Other increased by 5.5% from the previous corresponding period, to Yen 130.2 billion. The sales in this area would have increased by 9.8% excluding the effects of foreign currency fluctuations.

[Graph 2] Consolidated sales by geographic area
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 2 in APPENDIX B.

*Segment Information

Operating Segment
-----------------

Imaging & Solutions
-------------------

Even though the sales of color products increased, overall sales in Imaging & Solutions segment decreased by 4.3% from the previous corresponding period, to Yen 1,713.3 billion due to the appreciation of the yen.

Operating income on net sales, despite the increased sales of value-added high-margin products in addition to ongoing cost reduction, remained steady. Operating income decreased by 4.3% from the previous corresponding period, to Yen 134.4 billion.

Industrial Products
-------------------

Sales in the Industrial Products segment increased by 5.8% as compared to the previous corresponding period, to Yen 112.2 billion. Sales of semiconductor devices, optical equipment and electronic components increased as compared to the previous corresponding period.
As a result, operating income in the Industrial Products segment amounted to Yen
1.0 billion (operating loss Yen 1.3 billion for the previous corresponding period).

Other
-----

Sales in the Other segment decreased by 2.0% as compared to the previous corresponding period, to Yen 121.8 billion. Sales of digital cameras and so on decreased mainly in the overseas.
As a result, operating loss in the Other segment amounted to Yen 4.9 billion (operating loss Yen 3.4 billion for the previous corresponding period).

                                                                 (Billions of yen)
----------------------------------------------------------------------------------
                                     Year ended     Year ended
                                   March 31, 2010 March 31, 2011    Change (%)
----------------------------------------------------------------------------------
Imaging & Solutions:
   Net sales                          1,790.2         1,713.3           -4.3
   Operating income                     140.4           134.4           -4.3
          Operating income
            on sales(%)                   7.8             7.8      0.0points
----------------------------------------------------------------------------------
Industrial Products:
   Net sales                            106.1           112.2            5.8
   Operating income                      -1.3             1.0             --
          Operating income
            on sales(%)                  -1.3             0.9      2.2points
----------------------------------------------------------------------------------
Other:
   Net sales                            124.4           121.8           -2.0
   Operating income                      -3.4            -4.9             --
          Operating income
            on sales(%)                  -2.8            -4.0     -1.2points
----------------------------------------------------------------------------------

Geographic Segment
------------------

Japan
-----

Despite the global recession and the appreciation of the Yen, overall sales in Japan segment increased by 1.0% from the previous corresponding period, to Yen 1,286.3 billion. Due mainly to the appreciation of the Yen, operating income decreased by 9.6% from the previous corresponding period, to Yen 29.9 billion and operating income on net sales decreased by 0.3 percentage points from the previous corresponding period, to 2.3%.

The Americas
------------

Although the strengthened sales structure and expansion of sales channel through the acquisition of IKON have contributed, overall sales in the Americas segment decreased by 6.3% from the previous corresponding period, to Yen 524.8 billion due to the appreciation of the Yen. Operating loss was significantly reduced as compared to the previous corresponding period, to Yen 3.6 billion.

Europe
------

Overall sales in Europe segment decreased due to business recession in Europe by 9.4% to Yen 419.6 billion. On the other hand, operating income on net sales increased by 0.1 percentage points from the pervious corresponding period due to strengthening of sales structures and other restructuring activities. Operating income decreased by 8.0% from the previous corresponding period, to Yen 27.7 billion.

Other
-----

As for overall sales in Other segment, Ricoh strengthened sales force mainly in the emerging markets. Consequently, despite the appreciation of the yen, sales increased from the previous corresponding period to Yen 273.4 billion. Operating income decreased by 13.5% from the previous corresponding period, to Yen 12.4 billion.

[Graph 3] Geographic segment information
The graphs are omitted. The data in the omitted graphs can be shown at the schedule 3 in APPENDIX B.

*Forecast for the entire fiscal year

Economic projections and Ricoh Group's strategies for fiscal year 2011
----------------------------------------------------------------------

Unpredictable situation is expected to continue in the Japanese economy as it is hard to assess the aftermath of Great East Japan Earthquake.

As for the overseas economy, while it has shown some moderate recovery, it is expected to remain uncertain due to some risk factors such as economic outlook in Europe and the Americas, the soaring oil prices, and the appreciation of the yen.

As for the business environment surrounding Ricoh Group, consumers' needs are expected to become increasingly diversified. More focus is placed on offering eco-friendly products on an industry-wide basis. Tremendous changes are taking place in the industry with the increase in global mergers, acquisition and strategic alliances by competition to strengthen service oriented business along with strengthening presence in the emerging markets.

Under such situation, Ricoh Group will continue to strengthen its core business and develop the new markets, new customers, and new services. In addition, while Ricoh Group will create new innovations, Ricoh Group will continue the group-wide activity of CRGP (Corporate Restructuring and Growth Project) and seek further efficiency centering on cost reduction.

As for the forecast for the entire fiscal year, the unpredictable situation is expected to continue as it is hard to assess the aftermath of Great East Japan Earthquake.

For Ricoh, after recovery activities, the production bases have been restored to the nearly normal operational status by the middle of April. For the future, Ricoh is planning to minimize the influence on product supplies by continuing to produce products with the stock components and use the alternative components to eliminate a supply shortage. However, depending on circumstances of the electric power supply and the restoration state of vendors, it would be possible to have difficulty in producing some of our products. In addition, it remains possible that Ricoh's sales of products and consumable supplies would be affected by the reduction of customer's operations due to the saving on electricity, the decline in customer's demands to invest and so on.

Our performance forecast is based on the assumptions at present.
However, as the situation will change from moment to moment, we will disclose the forecast when it will change.

Our performance forecast for fiscal year ending March 31, 2012 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2012
US$ 1 = Yen 85.00 (Yen 85.77 in previous fiscal year)
EURO 1 = Yen 120.00 (Yen 113.28 in previous fiscal year)

                                                             (Billions of yen)
------------------------------------------------------------------------------
                                 Year ended    Year ending
                               March 31, 2011 March 31, 2012
                                 (Results)      (Forecast)        Change
------------------------------------------------------------------------------
   Domestic sales                   875.8          900.0            2.8%
   Overseas sales                 1,066.1        1,190.0           11.6%
Net sales                         1,942.0        2,090.0            7.6%
Gross profit                        790.0          853.0            8.0%
Operating income                     60.1           70.0           16.3%
Income before income taxes           45.4           63.0           38.8%
Net income attributable to
  Ricoh Company, Ltd.                19.6           29.0           47.6%
------------------------------------------------------------------------------
Notes:

* Ricoh bases the forecast estimates for the year ending March 31, 2012 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

(2) FINANCIAL POSITION

A)  Assets, Liabilities, and Equity at Year-End

                                                                  (Billions of yen)
-----------------------------------------------------------------------------------
                                    March 31, 2010 March 31, 2011      Change
-----------------------------------------------------------------------------------
Total Assets                           2,383.9        2,262.3            -121.5
Total Equity                           1,023.8          982.7             -41.1
Ricoh Company, Ltd. shareholders'
  equity                                 973.3          929.8             -43.4
Ricoh Company, Ltd. shareholders'
  equity ratio (%)                        40.8%          41.1%        0.3points
-----------------------------------------------------------------------------------

For Assets, cash and cash equivalents decreased from the end of the previous corresponding period due to decrease of interest-bearing debt. In addition, the yen equivalent of foreign-currency-denominated assets decreased due to the appreciation of the Yen developed from the previous fiscal year. As a result, total assets decreased by Yen 121.5 billion from the end of the previous corresponding period, to Yen 2,262.3 billion.

For Liabilities, interest-bearing debt decreased due to reduction of overseas interest-bearing debt and redemption of debenture. As a result, total liabilities decreased by Yen 80.4 billion from the end of the previous corresponding period, to Yen 1,279.6 billion.

For Total Equity, retained earnings fluctuated due to payment of dividends and net income attributable to Ricoh Company, Ltd. Moreover, increase in the amount of foreign currency translation adjustments due to exchange rate fluctuations caused other comprehensive income to increase from the previous corresponding period. Total shareholders' investment decreased by Yen 41.1 billion from the end of the previous corresponding period, to Yen 982.7 billion.

B)  Cash Flows

                                                                           (Billions of yen)
--------------------------------------------------------------------------------------------
                                               Year ended     Year ended
                                             March 31, 2010 March 31, 2011      Change
--------------------------------------------------------------------------------------------
Cash flows from operating activities              190.7          130.0          -60.6
Cash flows from investing activities              -89.5          -92.0           -2.4
Cash flows from financing activities             -113.3          -92.1           21.2
Cash and Cash Equivalents at end of period        242.1          179.1          -62.9
--------------------------------------------------------------------------------------------

Net cash provided by operating activities decreased by Yen 60.6 billion from the previous corresponding period, to Yen 130.0 billion due primarily to increase of inventory.

Net cash used in investing activities increased by Yen 2.4 billion to Yen 92.0 billion from the previous corresponding period.

As a result, free cash flow generated from operating activities and investment activities decreased by Yen 63.0 billion to Yen 38.0 billion from the previous corresponding period.

Net cash used in financing activities amounted to Yen 92.1 billion due primarily to decrease of interest bearing debt and payment of dividends.

As a result of the above, cash and cash equivalents as of the end of this fiscal year decreased by Yen 62.9 billion from the end of the previous corresponding period, to Yen 179.1 billion.

C)  Cash Flow Indices

-----------------------------------------------------------------------------------------------------------------------
                                               Year ended     Year ended     Year ended     Year ended     Year ended
                                             March 31, 2007 March 31, 2008 March 31, 2009 March 31, 2010 March 31, 2011
-----------------------------------------------------------------------------------------------------------------------
Total Equity / Total assets                       47.7%          48.8%          38.8%          40.8%          41.1%
Market capitalization / Total assets              86.4%          53.3%          33.6%          44.4%          31.3%
Interest bearing debt / Operating cash flow        2.5            2.0            8.9            3.6            4.8
Operating cash flow / Interest expense            22.8           40.2           14.9           23.4           15.3
-----------------------------------------------------------------------------------------------------------------------

Notes:

i.   All indices are calculated based on consolidated data.
ii. Market capitalization equals the stock price at the end of fiscal year multiples by the number of shares outstanding at the end of fiscal year.
iii. Operating cash flows is shown in consolidated statement of cash flow. Interest bearing debt equals all debt in consolidated balance sheets.

(3) DIVIDEND POLICY

       Ricoh endeavors to ensure that policies are regularly updated to take the dividend payout ratio into consideration in the payment of dividends, while at the same time increasing retained earnings for the enhancement of corporate structure and the new business generation. Furthermore, these retained earnings will be used both in the reinforcement of core businesses and for investment in new fields with both medium-term and long-term perspectives.

       The total dividend per share for the fiscal year ended March 31, 2011 will be Yen 33.00 (same as the dividend for the fiscal year ended March 31, 2010) and for the fiscal year ending March 31, 2012 will be Yen 33.00 respectively.

(4) RISK FACTORS

       Risks that may affect Ricoh's financial results and financial position are listed below, but are not limited to them. Ricoh's business may in the future also be affected by other risks that are currently unknown or that are not currently considered significant or material.

          -Ability to respond to rapid technological changes in the document imaging and management industry

          -Highly competitive markets

          -The risks of international operations and the risks of overseas expansion

          -Economic outlooks in major markets

          -Foreign exchange fluctuations

          -Crude oil price fluctuations

          -Government regulation that can limit its activities or increase its cost of operations

          -Internal control evaluations and attestation over financial reporting under section 404 of the Sarbanes-Oxley Act of 2002

          -Dependence on protecting its intellectual property rights

          -Dependence on securing and retaining specially skilled personnel

          -Increase of employee benefit obligations

          -Environmental laws and regulations

          -Risks associated with unauthorized disclosure of information

          -Product liability claims that could significantly affect its financial condition

          -Alliances with other entities

          -Risks associated with divulging of information

          -Catastrophic disaster, information technology problems or infectious diseases

          -Fluctuations in a state of electricity supply

          -Restoration state of vender's production bases

2. GROUP POSITION

The Ricoh Group comprises 227 subsidiaries and 7 affiliates as of March 31,
2011.

Their development, manufacturing, sales, and service activities center on Imaging & Solutions, Industrial Products, and Other.

Ricoh Company, Ltd., a parent company, heads development. The parent company and subsidiaries or affiliates maintain an integrated domestic and international manufacturing structure. Below, we have listed our main product areas and the positions of key subsidiaries and affiliates.

[Imaging & Solutions]

In this business category, Ricoh provides products and systems that support the enhancement of the office productivity of customers. Major products include:

Digital/analog copiers, MFPs (multifunctional printers), laser printers, facsimile machines, and digital duplicators. Ricoh also provides solution systems including personal computers and servers, utilizing its information technology. Another business Ricoh also provides are support, service, and related supplies, as well as support and service including IT environment setup and network administration.

[Main Subsidiaries and Affiliates]

Production
   Japan...Tohoku Ricoh Co., Ltd., Ricoh Elemex Corporation, Ricoh Unitechno
       Co., Ltd., Hasama Ricoh Inc., Ricoh Microelectronics Co., Ltd., Ricoh Keiki Co., Ltd., and Ricoh Printing Systems, Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe... Ricoh UK Products Ltd., Ricoh Industrie France S.A.S.
   Other regions...Ricoh Asia Industry (Shenzhen) Ltd., Shanghai Ricoh Digital
       Equipment Co., Ltd. and Ricoh Manufacturing (Thailand) Ltd.

Sales and Service
   Japan ...Ricoh Japan Corporation, Ricoh Technosystems Co., Ltd., Ricoh IT
       Solutions Co.,Ltd., Ricoh Leasing Co., Ltd. and Ricoh Logistics System Co., Ltd.
   The Americas...Ricoh Americas Corporation, InfoPrint Solutions Company, LLC,
       IKON Office Solutions, Inc.
   Europe...Ricoh Europe PLC, Ricoh Deutschland GmbH, Ricoh UK Ltd., Ricoh
       France S.A.S., Ricoh Espana S.L.U., Ricoh Italia Srl. and NRG Group PLC Other regions...Ricoh China Co., Ltd., Ricoh Hong Kong Ltd., Ricoh Asia
       Pacific Operations Ltd., Ricoh Asia Pacific Pte. Ltd., Ricoh Australia Pty, Ltd. and Ricoh New Zealand Ltd.

[Industrial Products]

Manufacturing and marketing thermal media, optical equipments, semiconductors, electronic component and measuring equipments

[Main Subsidiaries and Affiliates]

Production and Sales

   Japan...Ricoh Optical Industries Co., Ltd., Ricoh Elemex Corporation and
       Ricoh Microelectronics Co., Ltd.
   The Americas...Ricoh Electronics, Inc.
   Europe...Ricoh Industrie France S.A.S.

[Other]

Supplying digital camera, and providing leasing and logistics services

[Main Subsidiaries and Affiliates]

Sales
   Ricoh Americas Corporation, Ricoh Europe PLC

Other
   Ricoh Leasing Co., Ltd., Ricoh Logistics System Co., Ltd.

[Chart of Business System]

The following chart is showing the group positions.

[Chart of Business System]
The chart of group position is omitted.

3. MANAGEMENT POLICY

(1) Basic Management Policy

Ricoh Group aims "To be the most trusted brand with irresistible appeal in the global market.", and makes its missions "to be committed to providing excellence to improve the quality of living" and "to save the precious earth and fulfill its responsibilities for creating sustainable society".
To these ends, Ricoh is providing innovative products and services to all customers who handle information at work in offices and in their lives out of the office, based on the Ricoh values of "Harmonize with the environment", "Simplify your life and work", and "Support knowledge management".

(2) Medium and Long Term Management Strategy

Ricoh's main business segment of Imaging & Solutions will continue to release new products that will improve compatibility with network solutions, improve image quality, comply with environmental regulations.
By making a strong showing in customer contact, abundance of products, proposal of solution, global business deployment, and image processing technology of Ricoh Group, we will accommodate more diverse and wider clients' needs, and will reinforce further this business.

Specifically, "Work flow", "Security", "TCO (Total Cost of Ownership)", "Compliance", and "Environment" are important issues for customers. Ricoh will focus on these to provide greater customer value.

For example, Ricoh will construct and apply Managed Document Services that provide document systems with centralized storage, search and output functions, and management services of customer's concentrated output center and multiple output devices. Furthermore, Ricoh will support utilization of IT solutions and provide IT services emphasized on customer's security and business continuity, and thereby contribute to raising overall customer business productivity.

Ricoh continues to develop production printing business, and provides suitable solutions such as workflow improvement, in order to meet the requirements of all customers.

In the industrial market, allocation of business resources is focused on businesses where large growth is expected. Ricoh will put efforts into strengthening cooperation between technical fields and business areas in order to combine diverse fields and create new businesses.
Ricoh is also making further advances in business development in emerging markets mainly China, in both the Imaging & office solutions market and the industrial market.

In order to increase or create customer value and boost earning power in each business, it is important to secure competitive superiority through technology. Ricoh will continue to actively work to strengthen its technological capabilities.

Basic strategy achievements this period until today are as follows.

In the Imaging & Solutions market, Ricoh continually creates new color multifunction machines and color laser printers, further enhancing the product line. As to digital color multifunction equipments, Ricoh released imagio MP C5001/C4001/C3301/C2801 series with achieving excellent environmental performance and pursuing operational efficiency improvement and usability. Ricoh released imagio MP C2201 series with the advanced environmental performance and pursuing cost saving and operational efficiency improvement.

By these new product launches, Ricoh's stronger product line has led it to attain large market shares in color copier/multifunction equipment markets in Japan and overseas.

As to color printers, Ricoh released SP C320 with achieving durability, environmental performance, and variety of paper sizes mainly for the small and medium-sized offices. And we also have introduced SP C420 as top-of-the-line A4-sized color laser printers mainly for the large and medium-sized offices. It achieves high paper feeding power, advanced security functions, and improved operability as well as high productivity and durability.

As to production printing business, Ricoh released RICOH Pro C901/C901S with higher image quality, variety of paper sizes, and improved operability in addition to high-speed performance. As a result, it has led to attain large market shares in Japan and overseas.
Additionally, Ricoh entered into a global strategic alliance with Heidelberger Druckmaschinen AG, that is a Germany-based major printing company, to strengthen production printing business.

Ricoh has initiated developments of new value added device and module business by collaborating in the area of marketing, development, manufacture and sales for the industrial business such as semiconductor, electrical component and optical equipment.

Finally, as to projection system business that was launched as part of our mission to increase the value provided to our customers in the field of communications, including projection and sound, Ricoh released the new IPSiO PJ series. Ricoh has provided entire services from the equipment sales to solution proposals to meet customers' needs.

(3) Issues to Face

As for the overseas economy, while it has shown some moderate recovery, it is expected to remain uncertain due to some risk factors such as economic outlooks in Europe and the Americas, the soaring crude oil prices, and the appreciation of the yen.

While the recovery of production bases and sales offices that were damaged by the Great East Japan Earthquake has been going on, corporate business may be severely affected by electric shortage and difficulty in the procurement of parts from suppliers to create finished products due to the disaster.

Under such situation, Ricoh Group will strive not only to provide customers with the goods and services for their reconstruction and business continuity but also to minimize the effect on Ricoh's business performance due to the disaster.

Ricoh will strive to further execute "high efficiency management," one of its ongoing challenges. Ricoh will accelerate the transformation toward robust corporate culture under which steady profits can be maintained and its growth can be achieved by meeting fluctuations in demand. Through activities under the CRGP (Corporate Restructuring and Growth Project), Ricoh will increase operational efficiency via a number of measures, including creating new business, focusing on core business, integrating development and production bases and reorganizing of sales forces through a number of measurements. In addition, Ricoh will review its utilization of human resources, and transfer a substantial number of employees from existing business domains to future growth domains.

In the Imaging & Solutions segment, while Ricoh will use the management resources acquired through merger and acquisition to generate profit more effectively, Ricoh will rebuild the group structure such as sales, research and development. Ricoh will accelerate the global development of managed document services and IT services.

In the production printing business, while Ricoh will maintain existing forward-looking development, Ricoh will enhance the marketing function. Through this, Ricoh will reap revenues from the results of the series of up-front investments made to date and expand operations.

Looking at overseas regions, Ricoh will apply management resources in a focused manner with a view to expanding business in emerging markets such as China and India by reinforcing the sales network and enhancing the product lineup.

Ricoh will also work to cultivate new businesses that will contribute to long-term growth. Ricoh will launch Unified Communication System (UCS) business that will focus on providing a more efficient method of communicating images and voice through next-generation products. New products and services from this business are planned to be released after summer 2011. Along with UCS, Ricoh will launch a new Eco Solutions business. Focus will be on providing eco-friendly products and services. Amid a growing interest in global environmental protection, large market growth is expected for LED illumination, which consumes less electricity and generates lower CO2 emissions than traditional incandescent and fluorescent lamps. As a first step, Ricoh will enter the LED illumination market utilizing our unique technologies and global sales and services network.

By continuing to execute innovation to provide customers with new values, Ricoh will take on the challenge of business activities that exceed customer expectations.

In the back-office, Ricoh accelerate the corporate rationalization and re-engineering by making full use of IT. Through this, Ricoh will back up not only traditional business but also new business.

Through these activities, Ricoh intends to enhance the relationship of trust with customers around the world, and build a strong global RICOH brand.

Finally, in order for today's companies to exist long into the future, they are required to contribute to the sustainability of the global environment and the human race. Ricoh is conducting an environmental management that enables us to conserve the environment while generating profits at the same time. With the participation of all employees around the globe, Ricoh aims to meet its medium and long-term environmental targets based on the pillars of process reform and technological innovation. Meanwhile, Ricoh will aim to provide customers with products and services that carry a lighter environmental load at time of use, and thereby contribute proactively to the creation of office environments for the low-carbon society.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

(March 31, 2010 and 2011)

Assets                                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                      March 31, 2010   March 31, 2011    Change
---------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                243,888          181,179       -62,709
   Trade receivables                                                     667,614          657,817        -9,797
   Inventories                                                           169,251          171,033         1,782
   Other current assets                                                   63,859           63,990           131
Total Current Assets                                                   1,144,612        1,074,019       -70,593
Fixed Assets
   Tangible fixed assets                                                 263,021          264,740         1,719
   Finance receivables                                                   445,896          445,782          -114
   Other investments                                                     530,414          477,855       -52,559
Total Fixed Assets                                                     1,239,331        1,188,377       -50,954
---------------------------------------------------------------------------------------------------------------
Total Assets                                                           2,383,943        2,262,396      -121,547
---------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                                             242,165          179,169
   Time deposits                                                           1,723            2,010

Liabilities and Equity                                                                        (Millions of yen)
---------------------------------------------------------------------------------------------------------------
                                                                       March 31, 2010   March 31, 2011   Change
---------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                        273,397          250,483       -22,914
   Short-term borrowings                                                 169,727          151,023       -18,704
   Other current liabilities                                             217,280          213,194        -4,086
Total Current Liabilities                                                660,404          614,700       -45,704
Fixed Liabilities
   Long-term indebtedness                                                514,718          479,422       -35,296
   Accrued pension and severance costs                                   140,460          140,975           515
   Other fixed liabilities                                                44,487           44,535            48
Total Fixed Liabilities                                                  699,665          664,932       -34,733
---------------------------------------------------------------------------------------------------------------
Total Liabilities                                                      1,360,069        1,279,632       -80,437
 --------------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                          135,364          135,364            --
   Additional paid-in capital                                            186,083          186,083            --
   Retained earnings                                                     820,701          815,970        -4,731
   Accumulated other comprehensive loss                                 -132,051         -170,702       -38,651
   Treasury stock                                                        -36,756          -36,838           -82
Ricoh Company, Ltd. shareholders' equity                                 973,341          929,877       -43,464
Noncontrolling interests                                                  50,533           52,887         2,354
---------------------------------------------------------------------------------------------------------------
Total Equity                                                           1,023,874          982,764       -41,110
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                           2,383,943        2,262,396      -121,547
---------------------------------------------------------------------------------------------------------------
Note: Accumulated other comprehensive income (loss);
    Net unrealized holding gains on available-for-sale
securities                                                                 2,372            2,466            94
    Pension liability adjustments                                        -47,335          -47,514          -179
    Net unrealized losses on derivative instruments                       -1,157           -1,168           -11
    Cumulative translation adjustments                                   -85,931         -124,486       -38,555

               Reference: Exchange rate                                March 31, 2010   March 31, 2011
                          US$ 1                                             Yen 93.04        Yen 83.15
                          EURO 1                                           Yen 124.92       Yen 117.57

(2) CONSOLIDATED STATEMENTS OF INCOME

(Three months ended March 31, 2010 and 2011)                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    Three months ended   Three months ended
                                                                      March 31, 2010       March 31, 2011     Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 541,606              502,962      -38,644     -7.1
Cost of sales                                                             327,669              312,367      -15,302     -4.7
       Percentage of net sales (%)                                           60.5                 62.1
Gross Profit                                                              213,937              190,595      -23,342    -10.9
       Percentage of net sales (%)                                           39.5                 37.9
Selling, general and administrative expenses                              185,672              184,388       -1,284     -0.7
       Percentage of net sales (%)                                           34.3                 36.7
Operating income                                                           28,265                6,207      -22,058    -78.0
       Percentage of net sales (%)                                            5.2                  1.2
Other (income) expense
  Interest and dividend income                                              1,256                  832         -424    -33.8
       Percentage of net sales (%)                                            0.2                  0.2
  Interest expense                                                          1,988                2,682          694     34.9
       Percentage of net sales (%)                                            0.4                  0.5
  Loss on impairment of securities                                             56                1,639        1,583       --
       Percentage of net sales (%)                                            0.0                  0.3
  Other, net                                                                  776               -1,338       -2,114       --
       Percentage of net sales (%)                                            0.1                 -0.3
Income before income taxes
  and equity in earnings of affiliates                                     26,701                4,056      -22,645    -84.8
       Percentage of net sales (%)                                            4.9                  0.8
Provision for income taxes                                                 12,740                4,471       -8,269    -64.9
       Percentage of net sales (%)                                            2.4                  0.9
Equity in earnings of affiliates                                               -0                   -7           -7       --
       Percentage of net sales (%)                                           -0.0                 -0.0
Consolidated net income                                                    13,961                 -422      -14,383       --
       Percentage of net sales (%)                                            2.6                 -0.1
Net income attributable to noncontrolling interests                           504                  268         -236    -46.8
       Percentage of net sales (%)                                            0.0                  0.1
Net income attributable to Ricoh Company, Ltd.                             13,457                 -690      -14,147       --
       Percentage of net sales (%)                                            2.5                 -0.1
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate
                              US$ 1                                     Yen 90.76            Yen 82.32
                              EURO 1                                   Yen 125.64           Yen 112.51

(Year ended March 31, 2010 and 2011)                                                                        (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                        Year ended           Year ended
                                                                      March 31, 2010       March 31, 2011     Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                               2,016,337            1,942,013      -74,324     -3.7
Cost of sales                                                           1,193,994            1,151,939      -42,055     -3.5
       Percentage of net sales (%)                                           59.2                 59.3
Gross Profit                                                              822,343              790,074      -32,269     -3.9
       Percentage of net sales (%)                                           40.8                 40.7
Selling, general and administrative expenses                              756,346              729,878      -26,468     -3.5
       Percentage of net sales (%)                                           37.5                 37.6
Operating income                                                           65,997               60,196       -5,801     -8.8
       Percentage of net sales (%)                                            3.3                  3.1
Other (income) expense
  Interest and dividend income                                              3,472                2,986         -486    -14.0
       Percentage of net sales (%)                                            0.2                  0.2
  Interest expense                                                          8,144                8,498          354      4.3
       Percentage of net sales (%)                                            0.4                  0.4
  Loss on impairment of securities                                            169                1,844        1,675    991.1
       Percentage of net sales (%)                                            0.0                  0.1
  Other, net                                                                3,632                7,440        3,808    104.8
       Percentage of net sales (%)                                            0.2                  0.4
Income before income taxes
  and equity in earnings of affiliates                                     57,524               45,400      -12,124    -21.1
       Percentage of net sales (%)                                            2.9                  2.3
Provision for income taxes                                                 27,678               22,621       -5,057    -18.3
       Percentage of net sales (%)                                            1.4                  1.2
Equity in earnings of affiliates                                                6                  -22          -28       --
       Percentage of net sales (%)                                            0.0                 -0.0
Consolidated net income                                                    29,852               22,757       -7,095    -23.8
       Percentage of net sales (%)                                            1.5                  1.2
Net income attributable to noncontrolling interests                         1,979                3,107        1,128     57.0
       Percentage of net sales (%)                                            0.1                  0.2
Net income attributable to Ricoh Company, Ltd.                             27,873               19,650       -8,223    -29.5
       Percentage of net sales (%)                                            1.4                  1.0
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate
                              US$ 1                                     Yen 92.91            Yen 85.77
                              EURO 1                                   Yen 131.21           Yen 113.28

(3)-1. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2010 and 2011)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                        Three months ended   Three months ended
                                                          March 31, 2010       March 31, 2011     Change    %
-----------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                                             402,911              376,940      -25,971    -6.4
   Percentage of net sales (%)                                   74.4                 74.9
Network System Solutions                                       81,242               71,960       -9,282   -11.4
   Percentage of net sales (%)                                   15.0                 14.4
Total Imaging & Solutions                                     484,153              448,900      -35,253    -7.3
   Percentage of net sales (%)                                   89.4                 89.3
-----------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                            25,335               24,694         -641    -2.5
   Percentage of net sales (%)                                    4.7                  4.9
-----------------------------------------------------------------------------------------------------------------
[Other]
Other                                                          32,118               29,368       -2,750    -8.6
   Percentage of net sales (%)                                    5.9                  5.8
-----------------------------------------------------------------------------------------------------------------
Grand Total                                                   541,606              502,962      -38,644    -7.1
   Percentage of net sales (%)                                  100.0                100.0
-----------------------------------------------------------------------------------------------------------------
               Reference : Exchange rate
                           US$ 1                            Yen 90.76            Yen 82.32
                           EURO 1                          Yen 125.64           Yen 112.51

(Year ended March 31, 2010 and 2011)                                                             (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                             Year ended           Year ended
                                                           March 31, 2010       March 31, 2011     Change    %
------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
Imaging Solutions                                            1,516,172            1,429,824      -86,348    -5.7
   Percentage of net sales (%)                                    75.2                 73.6
Network System Solutions                                       274,071              283,483        9,412     3.4
   Percentage of net sales (%)                                    13.6                 14.6
Total Imaging & Solutions                                    1,790,243            1,713,307      -76,936    -4.3
   Percentage of net sales (%)                                    88.8                 88.2
------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                            101,692              106,830        5,138     5.1
   Percentage of net sales (%)                                     5.0                  5.5
------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                          124,402              121,876       -2,526    -2.0
   Percentage of net sales (%)                                     6.2                  6.3
------------------------------------------------------------------------------------------------------------------
Grand Total                                                  2,016,337            1,942,013      -74,324    -3.7
   Percentage of net sales (%)                                   100.0                100.0
------------------------------------------------------------------------------------------------------------------
               Reference : Exchange rate
                           US$ 1                             Yen 92.91            Yen 85.77
                           EURO 1                           Yen 131.21           Yen 113.28

* Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions  Personal computers, PC servers, network systems and network related software

Industrial Products       Thermal media, optical equipments, semiconductors,
                          electronic component and measuring equipments

Other                     Digital camera, and so on

(3)-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA

(Three months ended March 31, 2010 and 2011)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                        Three months ended   Three months ended
                                                          March 31, 2010       March 31, 2011     Change    %
-----------------------------------------------------------------------------------------------------------------
[Domestic]                                                    250,051              226,437      -23,614    -9.4
   Percentage of net sales (%)                                   46.2                 45.0
[Overseas]                                                    291,555              276,525      -15,030    -5.2
   Percentage of net sales (%)                                   53.8                 55.0
     The Americas                                             141,290              132,546       -8,744    -6.2
       Percentage of net sales (%)                               26.1                 26.4
     Europe                                                   117,117              110,405       -6,712    -5.7
       Percentage of net sales (%)                               21.6                 22.0
     Other                                                     33,148               33,574          426     1.3
       Percentage of net sales (%)                                6.1                  6.6
Grand Total                                                   541,606              502,962      -38,644    -7.1
   Percentage of net sales (%)                                  100.0                100.0
-----------------------------------------------------------------------------------------------------------------

              Reference : Exchange rate
                          US$ 1                             Yen 90.76            Yen 82.32
                          EURO 1                           Yen 125.64           Yen 112.51

(Year ended March 31, 2010 and 2011)                                                             (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                             Year ended           Year ended
                                                           March 31, 2010       March 31, 2011     Change    %
------------------------------------------------------------------------------------------------------------------
[Domestic]                                                    876,578              875,859         -719    -0.1
   Percentage of net sales (%)                                   43.5                 45.1
[Overseas]                                                  1,139,759            1,066,154      -73,605    -6.5
   Percentage of net sales (%)                                   56.5                 54.9
     The Americas                                             557,687              521,970      -35,717    -6.4
       Percentage of net sales (%)                               27.7                 26.9
     Europe                                                   458,584              413,936      -44,648    -9.7
       Percentage of net sales (%)                               22.7                 21.3
     Other                                                    123,488              130,248        6,760     5.5
       Percentage of net sales (%)                                6.1                  6.7
Grand Total                                                 2,016,337            1,942,013      -74,324    -3.7
   Percentage of net sales (%)                                  100.0                100.0
------------------------------------------------------------------------------------------------------------------

              Reference : Exchange rate
                          US$ 1                             Yen 92.91            Yen 85.77
                          EURO 1                           Yen 131.21           Yen 113.28

(4) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Year ended March 31, 2010                                                                                      (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                            Accumulated
                                                               other                  Ricoh
                                       Additional          comprehensive          Company, Ltd.
                               Common   paid-in   Retained    income     Treasury shareholders' Noncontrolling
                               stock    capital   earnings    (loss)      stock      equity        interest      Total equity
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance              135,364  186,083    815,725   -125,121    -36,678     975,373        48,977         1,024,350
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income
   Net income                                       27,873                            27,873         1,979            29,852
   Unrealized gains on
     securities                                                   524                    524            10               534
   Pension liability
     adjustment                                                 6,966                  6,966            65             7,031
   Unrealized gains(losses)
     on derivatives                                              -784                   -784             4              -780
   Cumulative translation
     adjustments                                              -13,636                -13,636             2           -13,634
                                                                                  ----------------------------------------------
   Total comprehensive income                                                         20,943         2,060            23,003
                                                                                  ----------------------------------------------
Net changes in treasury stock                                                -78         -78                             -78
Loss on disposal of treasury
  stock                                                -39                               -39                             -39
Dividends declared and
  approved to Ricoh Company,
  Ltd. Shareholders                                -22,858                           -22,858                         -22,858
Dividends to
  noncontrolling interests                                                                            -504              -504
--------------------------------------------------------------------------------------------------------------------------------
Ending balance                 135,364  186,083    820,701   -132,051    -36,756     973,341        50,533         1,023,874
================================================================================================================================

Year ended March 31, 2011                                                                                      (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                                            Accumulated
                                                               other                  Ricoh
                                       Additional          comprehensive          Company, Ltd.
                               Common   paid-in   Retained    income     Treasury shareholders' Noncontrolling
                               stock    capital   earnings    (loss)      stock      equity        interest      Total equity
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance              135,364  186,083    820,701   -132,051    -36,756     973,341        50,533         1,023,874
Cumulative effect of a change
  in accounting principle -
  adoption of accounting
  guidance for a variable
  interest entity, net of tax                         -410                              -410          -392              -802
--------------------------------------------------------------------------------------------------------------------------------
Beginning balance (after
  adjustment)                  135,364  186,083    820,291   -132,051    -36,756     972,931        50,141         1,023,072
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income(loss)
   Net income                                       19,650                            19,650          3,107           22,757
   Unrealized gains (losses)
     on securities                                                 94                     94             -6               88
   Pension liability
     adjustment                                                  -179                   -179             -7             -186
   Unrealized losses on
     derivatives                                                  -11                    -11            -22              -33
   Cumulative translation
     adjustments                                              -38,555                -38,555            269          -38,286
                                                                                  ----------------------------------------------
   Total comprehensive income
     (loss)                                                                          -19,001          3,341          -15,660
                                                                                  ----------------------------------------------
Net changes in treasury stock                                                -82         -82                             -82
Loss on disposal of treasury
  stock                                                -28                               -28                             -28
Dividends declared and
  approved to Ricoh Company,
  Ltd. Shareholders                                -23,943                           -23,943                         -23,943
Dividends to noncontrolling
  interests                                                                                            -595             -595
--------------------------------------------------------------------------------------------------------------------------------
Ending balance                 135,364  186,083    815,970   -170,702    -36,838     929,877         52,887          982,764
================================================================================================================================

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Year ended March 31, 2010 and 2011)                                                                       (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                Year ended      Year ended
                                                                                              March 31, 2010  March 31, 2011
----------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income                                                                         29,852          22,757
   Adjustments to reconcile net income to net cash provided by operating activities--
       Depreciation and amortization                                                               98,941          93,400
       Equity in earnings of affiliates, net of dividends received                                     -6              22
       Deferred income taxes                                                                          183             956
       Loss on disposal and sales of tangible fixed assets                                          2,586           1,507
       Loss on impairment of securities                                                               169           1,844
       Pension and severance costs, less payments                                                  -2,677            -971
       Changes in assets and liabilities--
          Decrease in trade receivables                                                             5,475           1,865
          (Increase) Decrease in inventories                                                       19,599         -11,237
          Decrease in finance receivables                                                          23,397          13,870
          Decrease in trade payables                                                              -10,124         -14,048
          Increase in accrued income taxes and accrued expenses and other                          15,589          14,725
       Other, net                                                                                   7,719           5,360
----------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                                      190,703         130,050
----------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
       Proceeds from sales of property, plant and equipment                                         1,591           1,387
       Expenditures for tangible fixed assets                                                     -66,979         -66,976
       Expenditures for intangible fixed assets                                                   -13,383         -18,806
       Payments for purchases of available-for-sale securities                                       -701            -235
       Proceeds from sales of available-for-sale securities                                         1,027             126
       (Increase) Decrease in time deposits                                                           249            -401
       Purchase of business, net of cash acquired                                                  -4,760          -1,415
       Other, net                                                                                  -6,614          -5,688
----------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                                          -89,570         -92,008
----------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
       Proceeds from long-term indebtedness                                                        46,965          58,622
       Repayment of long-term indebtedness                                                        -66,564         -87,147
       Decrease in short-term borrowings, net                                                    -105,250         -30,729
       Proceeds from issuance of long-term debt securities                                         55,000          79,741
       Repayment of long-term debt securities                                                     -20,000         -87,975
       Dividend paid                                                                              -22,858         -23,943
       Payment for purchase of treasury stock                                                        -183            -157
       Other, net                                                                                    -488            -520
----------------------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                                         -113,378         -92,108
----------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                                   -4,074          -8,930
----------------------------------------------------------------------------------------------------------------------------
V. Net Decrease in Cash and Cash Equivalents                                                      -16,319         -62,996
----------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                                258,484         242,165
----------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Year                                                     242,165         179,169
----------------------------------------------------------------------------------------------------------------------------

(6) NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

(7) SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

A) CHANGES IN THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD FROM APRIL 1, 2010 TO MARCH 31, 2011.

Consolidated subsidiaries:
   10 Additions
   49 Removals

Companies accounted for by the equity method:
   1 Additions
   - Removals

B) CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)

a. Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the Company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

b. Securities

In conformity with FASB Accounting Standards Codification (ASC) 320, "Debt and Equity Securities" (former SFAS No.115), securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

c. Inventories

Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

d. Property, Plant and Equipment

Depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with ASC 840 "Accounting for Leases.", (former SFAS No.13).

e. Goodwill and Other Intangible Assets

In conformity with ASC 350, "Goodwill and Other Intangible Assets" (former SFAS No.142) , Goodwill and intangible asset determined to have an indefinite useful life are not amortized. ASC 350 requires annual impairment testing thereof.

f. Pension and Retirement Allowances Plans

The measurement of pension costs and liabilities is determined in accordance with ASC 715, "Retirement Benefits" (former SFAS No.87 and SFAS No.158).

g. Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(8) CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

CHANGES IN ACCOUNTING METHOD

Ricoh adopted the FASB Accounting Standards Codification ("ASC") 860 "Transfers and Servicing" updated by the FASB issued Accounting Standard Update ("ASU") No. 2009-16, "Accounting for Transfers of Financial Assets" in this fiscal year. This statement eliminates the concept of a qualifying special-purpose entity ("QSPE"), establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured.

Ricoh also adopted FASB ASC 810 "Consolidation" updated by the FASB issued ASU No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" in this fiscal year. This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

Ricoh recognized Yen 24,309 million as leasing receivables and Yen 20,241 million as current portion of long-term indebtedness and long-term indebtedness on Consolidated Balance Sheets to conform with these FASB ASC. The adoption of these FASB ASC did not have a material impact on cumulative effect on retained earnings.

(9)  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A) SEGMENT INFORMATION

a.   Operating Segment Information

(Three months ended March 31, 2010 and 2011)                                                            (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended Three months ended
                                                                    March 31, 2010     March 31, 2011     Change     %
-------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       External customers                                              484,153            448,900       -35,253     -7.3
       Intersegment                                                         --                 --            --
       Total                                                           484,153            448,900       -35,253     -7.3
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  436,715            422,592       -14,123     -3.2
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     47,438             26,308       -21,130    -44.5
       Operating income on sales in Imaging & Solutions (%)                9.8                5.9
-------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       External customers                                               25,335             24,694          -641     -2.5
       Intersegment                                                      1,283              1,266           -17     -1.3
       Total                                                            26,618             25,960          -658     -2.5
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   26,939             25,729        -1,210     -4.5
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       -321                231           552       --
       Operating income on sales in Industrial Products (%)               -1.2                0.9
-------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                               32,118             29,368         -2,750    -8.6
       Intersegment                                                         --                 --            --
       Total                                                            32,118             29,368         -2,750    -8.6
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   33,579             32,746           -833    -2.5
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     -1,461             -3,378         -1,917      --
       Operating income on sales in Other (%)                             -4.5              -11.5
-------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                     -1,283             -1,266            17
       Total                                                            -1,283             -1,266            17       --
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                     -1,288             -1,266            22
       Corporate                                                        17,396             16,954          -442
       Total                                                            16,108             15,688          -420       --
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                    -17,391            -16,954           437       --
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                              541,606            502,962        -38,644    -7.1
       Intersegment                                                         --                 --            --
       Total                                                           541,606            502,962        -38,644    -7.1
-------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  513,341            496,755        -16,586    -3.2
-------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     28,265              6,207        -22,058   -78.0
       Operating income on consolidated net sales (%)                      5.2                1.2
-------------------------------------------------------------------------------------------------------------------------

(Year ended March 31, 2010 and 2011)                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                                    Year ended     Year ended
                                                                  March 31, 2010 March 31, 2011 Change      %
-----------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       External customers                                           1,790,243      1,713,307    -76,936    -4.3
       Intersegment                                                        --             --         --
       Total                                                        1,790,243      1,713,307    -76,936    -4.3
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                               1,649,820      1,578,896    -70,924    -4.3
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                   140,423        134,411     -6,012    -4.3
       Operating income on sales in Imaging & Solutions (%)               7.8            7.8
-----------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       External customers                                             101,692        106,830      5,138     5.1
       Intersegment                                                     4,436          5,413        977    22.0
       Total                                                          106,128        112,243      6,115     5.8
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 107,483        111,237      3,754     3.5
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                    -1,355          1,006      2,361      --
       Operating income on sales in Industrial Products (%)              -1.3            0.9
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                             124,402        121,876     -2,526    -2.0
       Intersegment                                                        --             --         --
       Total                                                          124,402        121,876     -2,526    -2.0
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 127,849        126,787     -1,062    -0.8
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                    -3,447         -4,911     -1,464      --
       Operating income on sales in Other (%)                            -2.8           -4.0
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                    -4,436         -5,413       -977
       Total                                                           -4,436         -5,413       -977     --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                    -4,423         -5,420       -997
       Corporate                                                       69,611         70,317        706
       Total                                                           65,188         64,897       -291      --
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                   -69,624        -70,310       -686      --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                           2,016,337      1,942,013    -74,324    -3.7
       Intersegment                                                        --             --         --
       Total                                                        2,016,337      1,942,013    -74,324    -3.7
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                               1,950,340      1,881,817    -68,523    -3.5
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                    65,997         60,196     -5,801    -8.8
       Operating income on consolidated net sales (%)                     3.3            3.1
-----------------------------------------------------------------------------------------------------------------

b. Geographic Segment Information

(Three months ended March 31, 2010 and 2011)                                                    (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                          Three months ended Three months ended
                                                            March 31, 2010     March 31, 2011   Change      %
-----------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                       255,085            230,124      -24,961    -9.8
       Intersegment                                              90,107             83,995       -6,112    -6.8
       Total                                                    345,192            314,119      -31,073    -9.0
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           333,110            312,899      -20,211    -6.1
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              12,082              1,220      -10,862   -89.9
       Operating income on sales in Japan(%)                       3.5                 0.4
-----------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                       141,199            132,496       -8,703    -6.2
       Intersegment                                                 638                728           90    14.1
       Total                                                    141,837            133,224       -8,613    -6.1
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           141,939            133,210       -8,729    -6.1
-----------------------------------------------------------------------------------------------------------------
   Operating income                                                -102                 14          116      --
       Operating income on sales in the Americas(%)                -0.1                0.0
-----------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                       118,431            112,621       -5,810    -4.9
       Intersegment                                                 500                606          106    21.2
       Total                                                    118,931            113,227       -5,704    -4.8
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           108,543            105,155       -3,388    -3.1
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              10,388              8,072       -2,316   -22.3
       Operating income on sales in Europe(%)                       8.7                7.1
-----------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                        26,891             27,721          830     3.1
       Intersegment                                              37,591             38,274          683     1.8
       Total                                                     64,482             65,995        1,513     2.3
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                            60,144             63,807        3,663     6.1
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               4,338              2,188       -2,150   -49.6
       Operating income on sales in Other(%)                        6.7                3.3
-----------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                            -128,836           -123,603        5,233      --
       Total                                                   -128,836           -123,603        5,233      --
-----------------------------------------------------------------------------------------------------------------
   Operating expenses:                                         -130,395           -118,316       12,079      --
-----------------------------------------------------------------------------------------------------------------
   Operating income                                               1,559             -5,287       -6,846      --
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                       541,606            502,962      -38,644    -7.1
       Intersegment                                                  --                 --           --
       Total                                                    541,606            502,962      -38,644    -7.1
-----------------------------------------------------------------------------------------------------------------
   Operating expenses                                           513,341            496,755      -16,586    -3.2
-----------------------------------------------------------------------------------------------------------------
   Operating income                                              28,265              6,207      -22,058   -78.0
       Operating income on consolidated net sales(%)                5.2                1.2
-----------------------------------------------------------------------------------------------------------------

(Year ended March 31, 2010 and 2011)                                                     (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                             Year ended     Year ended
                                                           March 31, 2010 March 31, 2011  Change      %
----------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       External customers                                      894,374        890,767      -3,607    -0.4
       Intersegment                                            379,063        395,556      16,493     4.4
       Total                                                 1,273,437      1,286,323      12,886     1.0
----------------------------------------------------------------------------------------------------------
   Operating expenses                                        1,240,361      1,256,422      16,061     1.3
----------------------------------------------------------------------------------------------------------
   Operating income                                             33,076         29,901      -3,175    -9.6
       Operating income on sales in Japan(%)                       2.6            2.3
----------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                      556,673        521,699     -34,974    -6.3
       Intersegment                                              3,348          3,190        -158    -4.7
       Total                                                   560,021        524,889     -35,132    -6.3
----------------------------------------------------------------------------------------------------------
   Operating expenses                                          571,884        528,553     -43,331    -7.6
----------------------------------------------------------------------------------------------------------
   Operating income                                            -11,863         -3,664       8,199      --
       Operating income on sales in the Americas(%)               -2.1           -0.7
----------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                      460,807        417,291     -43,516    -9.4
       Intersegment                                              2,206          2,381         175     7.9
       Total                                                   463,013        419,672     -43,341    -9.4
----------------------------------------------------------------------------------------------------------
   Operating expenses                                          432,822        391,909     -40,913    -9.5
----------------------------------------------------------------------------------------------------------
   Operating income                                             30,191         27,763      -2,428    -8.0
       Operating income on sales in Europe(%)                      6.5            6.6
----------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                      104,483        112,256       7,773     7.4
       Intersegment                                            141,504        161,150      19,646    13.9
       Total                                                   245,987        273,406      27,419    11.1
----------------------------------------------------------------------------------------------------------
   Operating expenses                                          231,646        261,005      29,359    12.7
----------------------------------------------------------------------------------------------------------
   Operating income                                             14,341         12,401      -1,940   -13.5
       Operating income on sales in Other(%)                       5.8            4.5
----------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                           -526,121       -562,277     -36,156      --
       Total                                                  -526,121       -562,277     -36,156      --
----------------------------------------------------------------------------------------------------------
   Operating expenses:                                        -526,373       -556,072     -29,699      --
----------------------------------------------------------------------------------------------------------
   Operating income                                                252         -6,205      -6,457      --
----------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
       External customers                                    2,016,337      1,942,013     -74,324    -3.7
       Intersegment                                                 --             --          --
       Total                                                 2,016,337      1,942,013     -74,324    -3.7
----------------------------------------------------------------------------------------------------------
   Operating expenses                                        1,950,340      1,881,817     -68,523    -3.5
----------------------------------------------------------------------------------------------------------
   Operating income                                             65,997         60,196      -5,801    -8.8
       Operating income on consolidated net sales(%)               3.3            3.1
----------------------------------------------------------------------------------------------------------

B) PER SHARE DATA

                                                                    (Yen)
-------------------------------------------------------------------------
                                            March 31, 2010 March 31, 2011
-------------------------------------------------------------------------
Shareholders' equity per share                 1,341.45       1,281.70
Net income per share-basic                        38.41          27.08
Net income per share-diluted                      37.36          26.53

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income is as follows:

                                                        (Millions of yen)
-------------------------------------------------------------------------
                                         March 31, 2010  March 31, 2011
-------------------------------------------------------------------------
Net income                                     27,873           19,650
    Effect of dilutive securities                 -25              -38
-------------------------------------------------------------------------
Diluted net income                             27,848           19,612
-------------------------------------------------------------------------


                                                                 (Shares)
-------------------------------------------------------------------------
                                         March 31, 2010  March 31, 2011
-------------------------------------------------------------------------
Weight average common shares outstanding  725,613,259      725,554,477
    Effect of dilutive securities          19,741,071       13,739,286
-------------------------------------------------------------------------
Diluted common shares outstanding         745,354,330      739,293,763
-------------------------------------------------------------------------

C) SUBSEQUENT EVENTS

Not applicable.

-APPENDIX- YEAR ENDED MARCH 31, 2011

1. CONSOLIDATED QUARTERLY PERFORMANCE OUTLINE

(1) Financial Statements Summary (Quarterly)                                                            (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                 1Q    Change(%)    2Q    Change(%)    3Q    Change(%)    4Q    Change(%)
-------------------------------------------------------------------------------------------------------------------------
Net sales                                        482.9    -1.7      487.9    -1.9      468.1   -3.7       502.9   -7.1
Gross profit                                     204.3     2.0      198.6     0.4      196.5   -6.5       190.5  -10.9
Operating income                                  21.8   259.6       16.1   104.1       15.9  -32.7         6.2  -78.0
Income before income taxes                        15.4   353.6       12.5   275.2       13.2  -44.8         4.0  -84.8
Net income                                         7.3   712.1        5.1   472.3        7.8  -37.9        -0.6     --
-------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                       10.11      --       7.13      --      10.79     --       -0.95     --
Net income per share-diluted (yen)                9.83      --       6.94      --      10.54     --       -0.95     --
-------------------------------------------------------------------------------------------------------------------------
Total assets                                   2,361.0      --    2,343.0      --    2,191.0     --     2,262.3     --
Shareholders' investment                         925.8      --      927.8      --      907.5     --       929.8     --
-------------------------------------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)      1,276.04      --   1,278.84      --   1,250.96     --    1,281.70     --
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities              41.4      --       26.0      --        6.8     --        55.6     --
Cash flows from investing activities             -20.8      --      -28.7      --      -14.5     --       -27.8     --
Cash flows from financing activities              32.4      --       -9.0      --     -115.9     --         0.5     --
Cash and cash equivalents at end of period       286.2      --      274.0      --      147.8     --       179.1     --
-------------------------------------------------------------------------------------------------------------------------

(2) Capital expenditures and Depreciation                                                              (Billions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                     1Q               2Q               3Q              4Q
------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                 15.8             23.7              9.1             18.3
Depreciation for tangible fixed assets               16.0             17.3             16.7             17.0
------------------------------------------------------------------------------------------------------------------------

(3) R&D Expenditures                                                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                     1Q               2Q               3Q              4Q
------------------------------------------------------------------------------------------------------------------------
R&D expenditures                                     25.6             28.3             27.3             29.5
R&D expenditures / Total Sales (%)                    5.3              5.8              5.8              5.9
------------------------------------------------------------------------------------------------------------------------

(4) Interest income (expenses) net                                                                     (Billions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                     1Q               2Q               3Q              4Q
------------------------------------------------------------------------------------------------------------------------
Interest income (expenses) net                       -1.2             -1.2             -1.1             -1.8
------------------------------------------------------------------------------------------------------------------------

(5) Exchange Rate                                                                                      (Billions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                     1Q               2Q               3Q              4Q
------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                             92.13            85.95            82.66            82.32
Exchange rate (Yen/EURO)                           117.52           110.80           112.30           112.51
------------------------------------------------------------------------------------------------------------------------

                                       A1

2. CONSOLIDATED SALES BY PRODUCT CATEGORY

(Three months ended March 31, 2010 and 2011)                                                                 (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended Three months ended                 Change excluding
                                                    March 31, 2010     March 31, 2011   Change    %     exchange impact    %
------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                                      402,911            376,940     -25,971  -6.4        -1,548       -0.4
    Percentage of net sales (%)                             74.4               74.9
       Domestic                                          149,130            141,003      -8,127  -5.4        -8,127       -5.4
       Overseas                                          253,781            235,937     -17,844  -7.0         6,579        2.6
  Network System Solutions                                81,242             71,960      -9,282 -11.4        -6,160       -7.6
    Percentage of net sales (%)                             15.0               14.4
       Domestic                                           55,375             42,292     -13,083 -23.6       -13,083      -23.6
       Overseas                                           25,867             29,668       3,801  14.7         6,923       26.8
Imaging & Solutions Total                                484,153            448,900     -35,253  -7.3        -7,708       -1.6
    Percentage of net sales (%)                             89.4               89.3
  Domestic                                               204,505            183,295     -21,210 -10.4       -21,210      -10.4
  Overseas                                               279,648            265,605     -14,043  -5.0        13,502        4.8
      The Americas                                       138,399            129,594      -8,805  -6.4         4,495        3.2
      Europe                                             112,962            106,673      -6,289  -5.6         6,570        5.8
      Other                                               28,287             29,338       1,051   3.7         2,437        8.6
------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                       25,335             24,694        -641  -2.5           148        0.6
    Percentage of net sales (%)                              4.7                4.9
  Domestic                                                14,553             14,502         -51  -0.4           -51       -0.4
  Overseas                                                10,782             10,192        -590  -5.5           199        1.8
      The Americas                                         2,808              2,858          50   1.8           337       12.0
      Europe                                               3,920              3,485        -435 -11.1           -73       -1.9
      Other                                                4,054              3,849        -205  -5.1           -65       -1.6
------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                     32,118             29,368      -2,750  -8.6        -2,640       -8.2
    Percentage of net sales (%)                              5.9                5.8
  Domestic                                                30,993             28,640      -2,353  -7.6        -2,353       -7.6
  Overseas                                                 1,125                728        -397 -35.3          -287      -25.5
      The Americas                                            83                 94          11  13.3            18       21.7
      Europe                                                 235                247          12   5.1            41       17.4
      Other                                                  807                387        -420 -52.0          -346      -42.9
------------------------------------------------------------------------------------------------------------------------------
Grand Total                                              541,606            502,962     -38,644  -7.1       -10,200       -1.9
    Percentage of net sales (%)                            100.0              100.0
  Domestic                                               250,051            226,437     -23,614  -9.4       -23,614       -9.4
    Percentage of net sales (%)                             46.2               45.0
  Overseas                                               291,555            276,525     -15,030  -5.2        13,414        4.6
    Percentage of net sales (%)                             53.8               55.0
      The Americas                                       141,290            132,546      -8,744  -6.2         4,850        3.4
        Percentage of net sales (%)                         26.1               26.4
      Europe                                             117,117            110,405      -6,712  -5.7         6,538        5.6
        Percentage of net sales (%)                         21.6               22.0
      Other                                               33,148             33,574         426   1.3         2,026        6.1
        Percentage of net sales (%)                          6.1                6.6
------------------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                      Yen 90.76          Yen 82.32         Yen -8.44
                            EURO 1                    Yen 125.64         Yen 112.51        Yen -13.13

Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers,
                          scanners, MFPs(multifunctional printers), laser
                          printers and software
Network System Solutions  Personal computers, PC servers, network systems and network related software
Industrial Products       Thermal media, optical equipments, semiconductors,
                          electronic component and measuring equipments
Other                     Digital camera, and so on


                                       A2

(Year ended March 31, 2010 and 2011)                                                                       (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                            Year ended     Year ended                 Change excluding
                                                          March 31, 2010 March 31, 2011 Change    %   exchange impact    %
----------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                         1,516,172      1,429,824   -86,348  -5.7      12,214        0.8
       Percentage of net sales (%)                                75.2           73.6
          Domestic                                             530,723        522,828    -7,895  -1.5      -7,895       -1.5
          Overseas                                             985,449        906,996   -78,453  -8.0      20,109        2.0
  Network System Solutions                                     274,071        283,483     9,412   3.4      20,579        7.5
       Percentage of net sales (%)                                13.6           14.6
          Domestic                                             171,035        169,343    -1,692  -1.0      -1,692       -1.0
          Overseas                                             103,036        114,140    11,104  10.8      22,271       21.6
Imaging & Solutions Total                                    1,790,243      1,713,307   -76,936  -4.3      32,793        1.8
       Percentage of net sales (%)                                88.8           88.2
   Domestic                                                    701,758        692,171    -9,587  -1.4      -9,587       -1.4
   Overseas                                                  1,088,485      1,021,136   -67,349  -6.2      42,380        3.9
          The Americas                                         544,206        509,904   -34,302  -6.3       8,809        1.6
          Europe                                               441,649        399,382   -42,267  -9.6      19,746        4.5
          Other                                                102,630        111,850     9,220   9.0      13,825       13.5
----------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                            101,692        106,830     5,138   5.1       8,562        8.4
       Percentage of net sales (%)                                 5.0            5.5
   Domestic                                                     56,145         65,428     9,283  16.5       9,283       16.5
   Overseas                                                     45,547         41,402    -4,145  -9.1        -721       -1.6
          The Americas                                          12,860         11,665    -1,195  -9.3        -237       -1.8
          Europe                                                15,322         13,535    -1,787 -11.7          73        0.5
          Other                                                 17,365         16,202    -1,163  -6.7        -557       -3.2
----------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                          124,402        121,876    -2,526  -2.0      -2,184       -1.8
       Percentage of net sales (%)                                 6.2            6.3
   Domestic                                                    118,675        118,260      -415  -0.3        -415       -0.3
   Overseas                                                      5,727          3,616    -2,111 -36.9      -1,769      -30.9
          The Americas                                             621            401      -220 -35.4        -210      -33.8
          Europe                                                 1,613          1,019      -594 -36.8        -442      -27.4
          Other                                                  3,493          2,196    -1,297 -37.1      -1,117      -32.0
----------------------------------------------------------------------------------------------------------------------------
Grand Total                                                  2,016,337      1,942,013   -74,324  -3.7      39,171        1.9
       Percentage of net sales (%)                               100.0          100.0
   Domestic                                                    876,578        875,859      -719  -0.1        -719       -0.1
       Percentage of net sales (%)                                43.5           45.1
   Overseas                                                  1,139,759      1,066,154   -73,605  -6.5      39,890        3.5
       Percentage of net sales (%)                                56.5           54.9
          The Americas                                         557,687        521,970   -35,717  -6.4       8,362        1.5
              Percentage of net sales (%)                         27.7           26.9
          Europe                                               458,584        413,936   -44,648  -9.7      19,377        4.2
              Percentage of net sales (%)                         22.7           21.3
       Other                                                   123,488        130,248     6,760   5.5      12,151        9.8
              Percentage of net sales (%)                          6.1            6.7
----------------------------------------------------------------------------------------------------------------------------
                 Reference: Exchange rate
                            US$ 1                            Yen 92.91      Yen 85.77       Yen -7.14
                            EURO 1                          Yen 131.21     Yen 113.28      Yen -17.93

Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers,
                          scanners, MFPs(multifunctional printers), laser
                          printers and software
Network System Solutions  Personal computers, PC servers, network systems and network related software
Industrial Products       Thermal media, optical equipments, semiconductors,
                          electronic component and measuring equipments
Other                     Digital camera, and so on

                                       A3

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                             (Billions of yen)
--------------------------------------------------------------------------------------------------------------
                                                              Year ending March 31, 2012
                                                              --------------------------
                                        Year ended                        Change                      Change
                                      March 31, 2011      Forecast          %       Forecast(*)          %
--------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Imaging Solutions                      1,429.8         1,537.5           7.5        1,518.6           6.2
       Domestic                            522.8           538.7           3.0          538.7           3.0
       Overseas                            906.9           998.8          10.1          979.9           8.0
  Network System Solutions                 283.4           323.8          14.2          322.0          13.6
       Domestic                            169.3           182.6           7.8          182.6           7.8
       Overseas                            114.1           141.2          23.7          139.4          22.1
Imaging & Solutions Total                1,713.3         1,861.3           8.6        1,840.6           7.4
  Domestic                                 692.1           721.3           4.2          721.3           4.2
  Overseas                               1,021.1         1,140.0          11.6        1,119.3           9.6
      The Americas                         509.9           550.2           7.9          554.4           8.7
      Europe                               399.3           457.1          14.5          431.4           8.0
      Other                                111.8           132.7          18.6          133.5          19.4
--------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                        106.8           108.1           1.2          107.3           0.4
  Domestic                                  65.4            61.7          -5.7           61.7          -5.7
  Overseas                                  41.4            46.4          12.0           45.6          10.0
      The Americas                          11.6            13.5          15.7           13.6          16.2
      Europe                                13.5            15.7          16.0           14.8           9.5
      Other                                 16.2            17.2           6.0           17.2           6.0
--------------------------------------------------------------------------------------------------------------
[Other]
Other                                      121.8           120.6          -1.0          120.8          -0.9
  Domestic                                 118.2           117.0          -1.1          117.0          -1.1
  Overseas                                   3.6             3.6          -0.2            3.8           4.8
      The Americas                           0.4             0.4          -0.2            0.4           5.0
      Europe                                 1.0             1.0          -1.9            1.0           1.8
      Other                                  2.1             2.2           0.6            2.3           6.1
--------------------------------------------------------------------------------------------------------------
Grand Total                              1,942.0         2,090.0           7.6        2,068.7           6.5
  Domestic                                 875.8           900.0           2.8          900.0           2.8
  Overseas                               1,066.1         1,190.0          11.6        1,168.7           9.6
      The Americas                         521.9           564.1           8.1          568.4           8.9
      Europe                               413.9           473.8          14.5          447.3           8.1
      Other                                130.2           152.1          16.8          153.0          17.5
--------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

              Reference:                     Year ended March 31, 2011     Year ending March 31, 2012
             Exchange rate                           (Results)                     (Forecast)
                 US$ 1                               Yen  85.77                     Yen  85.00
                EURO 1                               Yen 113.28                     Yen 120.00

Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers,
                          scanners, MFPs(multifunctional printers), laser
                          printers and software
Network System Solutions  Personal computers, PC servers, network systems and network related software
Industrial Products       Thermal media, optical equipments, semiconductors,
                          electronic component and measuring equipments
Other                     Digital camera and so on

                                       A4

-APPENDIX B-

[SCHEDULE 1] CONSOLIDATED SALES BY PRODUCT LINE
------------------------------------------------------------------------------------------------

                                                      Year ended     Year ended     Year ended
                                                    March 31, 2009 March 31, 2010 March 31, 2011
------------------------------------------------------------------------------------------------
Imaging Solution Business                              1,598.6           1,516.1        1,429.8
Network System Solution Business                         234.4             274.0          283.4
Industry Business                                        115.5             101.6          106.8
Other Business                                           143.0             124.4          121.8
------------------------------------------------------------------------------------------------
Imaging Solution Business (%)                             76.4              75.2           73.6
Network System Solution Business (%)                      11.2              13.6           14.6
Industry Business (%)                                      5.5               5.0            5.5
Other Business (%)                                         6.9               6.2            6.3
                                                         100.0             100.0          100.0
------------------------------------------------------------------------------------------------


[SCHEDULE 2] CONSOLIDATED SALES BY GEOGRAPHIC AREA
------------------------------------------------------------------------------------------------

                                                      Year ended     Year ended     Year ended
                                                    March 31, 2009 March 31, 2010 March 31, 2011
------------------------------------------------------------------------------------------------
Japan                                                    938.3             876.5          875.8
The Americas                                             502.8             557.6          521.9
Europe                                                   523.4             458.5          413.9
Others                                                   127.0             123.4          130.2
------------------------------------------------------------------------------------------------
Japan (%)                                                 44.9              43.5           45.1
The Americas (%)                                          24.0              27.7           26.9
Europe (%)                                                25.0              22.7           21.3
Others (%)                                                 6.1               6.1            6.7
Total                                                    100.0             100.0          100.0
------------------------------------------------------------------------------------------------

[SCHEDULE 3] GEOGRAPHIC SEGMENT INFORMATION
------------------------------------------------------------------------------------------------
                                                      Year ended     Year ended     Year ended
Japan                                               March 31, 2009 March 31, 2010 March 31, 2011
------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                            1,393.1           1,273.4        1,286.3
Operating income (Billions of yen)                        61.5              33.0           29.9
Operating income on net sales (%)                          4.4               2.6            2.3
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                      Year ended     Year ended     Year ended
The Americas                                        March 31, 2009 March 31, 2010 March 31, 2011
------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                              506.7             560.0          524.8
Operating income (Billions of yen)                       -25.9             -11.8           -3.6
Operating income on net sales (%)                         -5.1              -2.1           -0.7
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                      Year ended     Year ended     Year ended
Europe                                              March 31, 2009 March 31, 2010 March 31, 2011
------------------------------------------------------------------------------------------------
Net sales (Billions of yen)                              523.5             463.0          419.6
Operating income (Billions of yen)                        19.4              30.1           27.7
Operating income on net sales (%)                          3.7               6.5            6.6
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                      Year ended     Year ended     Year ended
Others                                              March 31, 2009 March 31, 2010 March 31, 2011
------------------------------------------------------------------------------------------------
Net sales                                                265.6             245.9          273.4
Operating income                                          12.6              14.3           12.4
Operating income on net sales                              4.7               5.8            4.5
------------------------------------------------------------------------------------------------

                                       B1